Emgold Mining Corporation

(An Exploration Stage Company)

Management Discussion and Analysis

For the Nine Months Ended 30 September 2014

Stated in US Dollars

Date: 17 November 2014

Table of Contents

To Our Shareholders	1

Overview	2

Results of Operations	9

Financial Data for the Last Eight Quarters	10

Exploration and Evaluation Expenditures	11

Investing Activities	12

Capital Resources	12

Share Capital	12

Financing Activities	12

Going Concern	13

Plans for 2014 and On-going	14

Related Party Transactions and Balances	14

Off Balance Sheet Arrangements	15

Critical Judgment in Applying Accounting Policies	15

Key Sources of Estimation Uncertainty	16

Financial Instruments and Other Instruments	17

Management of Capital	18

Disclosure Controls and Internal Controls Over Financial Reporting	18

Management’s report on internal controls over financial reporting and disclosure controls	18

Additional Disclosure for Venture Issuers without Significant Revenue	18

Investor Relations Activities	19

Approval	19

Caution on Forward-Looking Information	19

Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

To Our Shareholders

The following information, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the nine months ended 30 September 2014 (fiscal 2014) and 2013 (fiscal 2013) and the related notes attached thereto, and the audited annual financial statements for the year ended 31 December 2013, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the significant forward-looking information included in this MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern
Status of the Idaho-Maryland Project	The Company will be able to extend or renegotiate the Lease and Option to Purchase Agreement on certain surface and mineral rights associated with the Project
The Company has disclosed a Lease and Option to Purchase Agreement on certain surface and mineral rights expired on 01 February 2013. Failure to extend this agreement may materially impact the Company.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Overview

Emgold is a gold exploration and mine development company with properties located in the western U.S. and Canada. Our vision is to “acquire high-quality gold assets in safe and stable jurisdictions of the world and advance them through exploration, feasibility, permitting, and construction with the goal of ultimately becoming a new gold producer”.

The Company has a three gold and silver exploration projects located in the Rawhide Mining District, Nevada, adjacent to or near the producing Denton Rawhide Mine. These Properties include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties. High grade vein and bulk disseminated gold exploration targets have been identified on these Properties for further exploration. The Company also has two poly-metallic exploration projects located in the Nelson District of British Columbia. Gold, silver, molybdenum and tungsten targets have been identified and drilled on the Stewart Property. Gold targets have been identified and drilled on the Rozan Property.

Emgold’s key property is currently the Buckskin Rawhide East Property. It is located adjacent to the Denton Rawhide Mine with a reported production of 1.6 million ounces of gold and 13.5 million ounces of silver from 1990 to 2012 (Source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2012). The Property is currently leased to Rawhide Mining LLC (“RMC”), the owner and operator of the Denton Rawhide Mine, and they plan to conduct exploration on the Property with the goal of delineating mineral resources. If exploration is successful, RMC will evaluate the viability of mining and processing such resources using facilities at the adjacent Denton Rawhide Mine. RMC has the option to acquire a 100% interest in the Property by bringing it into commercial production. At that point Emgold’s interest will convert to “Gold Bonus Payments”, effectively a royalty on gold produced from the Property.

Between 2003 and 2013, the Company has been involved in permitting the reopening of the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”). However, the Project was placed on hold on 26 October 2011 due to poor equity market conditions and will remain on hold until such time as the Company is able to raise sufficient funds to advance the Project through the permitting process. On 10 September 2013, the Company’s permit applications were deemed withdrawn by the City of Grass Valley and will have to be resubmitted if and when the Company is ready to move forward with the permitting process. On 01 February 2013, the Company announced that the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Idaho-Maryland Project had expired. Should negotiations to extend the Agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

Significant Events and Transactions during the Period

Buckskin Rawhide East Property, NV

As announced in 11 July 2014, 18 July 2014, and 28 July 2014 press released, the Company completed the third step in a series of transactions related to the acquisition of 100% of the Buckskin Rawhide East Property, a CDN $1 million private placement by Rawhide Mining LLC (“RMC”) into Emgold, and subsequent lease of the Property to RMC. This third step involved the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CAD$250,000 private placement was completed with RMC, of which $110,000 was used to acquire the 25% interest.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

The fourth and final step with RMC was also completed and involved completion of a Lease Agreement, as outlined in the Company’s 21 August 2014 press release. RMC has leased the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.

2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.

7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Idaho-Maryland Property, CA

On 01 February 2013 a Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the Idaho-Maryland Project expired (“BET properties”). Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio. Permitting activities for the Idaho-Maryland Project remain on hold.

At this point in time, Emgold had not been able to reach a suitable agreement with the BET Trust to re-lease the Idaho-Maryland Property. The BET Trust has listed 145 acres of land and 2,750 acres of mineral rights (mostly subsurface) for sale in Grass valley for $2.75 million. Emgold currently owns 27.2 acres (the Lausman Property) and 7.1 acres (the Round Hole Property) of land in Grass Valley. Emgold has also listed its land for sale. Emgold also owns 35 acres of subsurface mineral rights in Grass Valley.

Other Properties

On all of the Company’s other properties, there is no activity to report.

Corporate

The Company continues to focus on raising capital to advance its projects and support corporate overhead.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property is situated within the Walker Lane structural zone and gold belt of Western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range. Exploration results at Buckskin Rawhide East Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones

The Buckskin Rawhide East Property, totaling 52 unpatented mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Denton Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. Denton Rawhide Mine is reported to have produced 1.6 million ounces of gold and 12.5 million ounces of silver between 1990 and 2012 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2012).

In 2009, Emgold signed a Lease and Option to Purchase Agreement with Nevada Sunrise LLC and leased a 100% interest in 46 claims that made up the original Buckskin Rawhide East Property. Forty of these claims were 75% owned by Nevada Sunrise LLC and 25% owned (but controlled by Nevada Sunrise LLC through a carried interest) by the Castagne Estate. Six claims were owned by Nevada Sunrise LLC. Subsequently, Emgold staked six additional claims increasing the property size to 52 claims.

On 14 and 19 November 2013, the Company announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CAD$1.0 million, part of which would be used to fund the acquisition of 46 claims outlined above owned from Nevada Sunrise LLC and the Castagne Estate. Also, pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company will subsequently lease the property to RMC.

At quarter end, Emgold currently owns 100% of the 52 claims that make up the Buckskin Rawhide East Property. Emgold has leased these claims to RMC who will conduct exploration on the property. After meeting its exploration requirements, RMC has the option to acquire a 100% interest in the claims subject to “Bonus Payments” to Emgold. After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold.

Historic RC drilling on the property in the 1980’s and 1990’s totaled 113 holes and 53,370 feet.

RMC conducted exploration on Buckskin Rawhide East in 2013 (22 holes totaling 7,100 feet. No exploration work was done on the Property in Q3 2014.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property, totaling 21 mineral claims, is an early stage gold/silver exploration property located two miles west of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Buckskin Rawhide East Property, totaling 52 mineral claims, is an early stage gold/silver Property, also controlled by Emgold, located several thousand feet east but not adjacent to Buckskin Rawhide West.

Exploration results at Buckskin Rawhide West Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide West Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the Property.

Emgold has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated 06 February 2013.

Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000 (paid)	(1)
2013	$10,000 (paid)	(2)
2014	$10,000 (paid)	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

No exploration work was conducted on the property in Q3 2014.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005. It is also south of Emgold’s Buckskin Rawhide Property and the Regent gold-silver Property, owned by Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Emgold has a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 13 February 2013. Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000 (paid)	(1)
2013	$10,000 (paid)	(2)
2014	$10,000 (paid)	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On 15 February 2013, the Company announced that it had staked an additional 17 unpatented mining claims totaling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totaling 720 acres.

No exploration work was conducted on the property in Q3 2014.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying royalty interest.

The Stewart Property is an early stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

The Stewart Property is located west and adjacent to the Yankee Dundee Property, which contains a number of historic gold mines including the Yankee Girl Mine. The Yankee Girl Mine operated between 1907 and 1051 producing 375,000 tons of ore at an average recovered grade of 10.26 grams per tonne gold and 12.51 grams per tonne silver (source: B.C Ministry of Energy, Mines, and Natural Gas data available at www.minfile.gov.bc.ca). However, proximity of Stewart to other properties such as Yankee Dundee does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Property does increase the potential for discovery.

A total of 31 diamond drill holes were completed by Shell, Cominco, Selco, and Cameco on the Property between 1980 and 2000, totaling 4,495.1 meters. To date, Emgold has drilled 72 diamond drill holes totaling 9,242.1 meters with a number of significant intercepts.

No exploration work was completed on the property in Q3 2014.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property, subject to an underlying royalty interest.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

The Property is located west and adjacent to the Kena Property. The Kena Property hosts a measured and indicated mineral resource of 25.3 million tonnes at 0.60 gram per tonne gold (489,000 ounces) and an inferred resource of 90.4 million tons at 0.48 gram per tonne gold (1,399,000 ounces of gold) (source: Altair Gold Press Release dated April 11, 2013). However, proximity of Rozan to other properties such as Kena does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Property does increase the potential for discovery.

To date, Emgold has completed 18 diamond drill holes on the Property totaling 1,906.8 meters, with a number of significant intercepts.

No exploration work was completed on the Property in Q3 2014.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851. It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton. The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold. It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property. Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold. Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

At 31 December 2013, the Company had a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project. Subsequent to year end 2013, the BET Agreement expired. The Company is currently in negotiations to extend or renegotiate the Agreement. The BET Agreement, subject to a series of extensions, covers the BET properties. Emgold owns certain other mineral and surface rights associated with the Project.

Prior to the expiry of the BET agreement, the Company was in the advanced stage of the permitting process for the I-M Project. The I-M Project was being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation. The City of Grass Valley (the “City”) was the Lead Agency for the CEQA and SMARA processes for the I-M Project.

Note that current volatility in the world markets due to political and economic conditions, beyond the Company’s control, are affecting all junior and senior mining companies’ ability to raise funds in the current market. As announced in a 26 October 2011 press release and further reiterated in 07 September 2013 and 01 February 2013 press releases, Emgold recognized it would need to temporarily place the Idaho-Maryland Project permitting on hold until market conditions improve. At this point in time, markets have not significantly improved. As outlined in the press releases, the Company may elect to drop the project and focus on other quality assets in the Company’s portfolio.

Golden Bear Ceramics Company

In addition to its mineral property interests, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding. This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes. The products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits. The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Results of Operations

The loss for the nine months ended 30 September 2014 was $221,400 compared to $110,971 in the comparative period. For the three months ended 30 September 2014 the loss was $50,186, which compares to a gain of $106,216 in the same period of fiscal 2013. The main fluctuations in costs are as follows:

Management and Consulting (rounded to the nearest ‘000)	Nine months 2014	Nine months 2013	Three months 2014	Three months 2013
	$94,000	$141,000	$25,000	$23,000
Variance increase (decrease)	(47,000)		2,000

The board of directors reached an agreement with management to reduce the CEO remuneration during this period of uncertainty, and this has resulted in a decrease in costs to the category.

Salaries and Benefits (rounded to the nearest ‘000)	Nine months 2014	Nine months 2013	Three months 2014	Three months 2013
	$30,000	$73,000	$-	$30,000
Variance increase (decrease)	(43,000)		(30,000)

The Company laid-off certain employees during the period in order to preserve cash resulting in a decrease to salary expense during the nine and three month period ended.

Professional Fees (rounded to the nearest ‘000)	Nine months 2014	Nine months 2013	Three months 2014	Three months 2013
	$35,000	$66,000	$12,000	$23,000
Variance increase (decrease)	(31,000)		(11,000)

The primary change in professional fees results from a reclassification this year of the fees charged by Clearline Chartered Accountants, which are now being presented as management fees.

Shareholder Communication (rounded to the nearest ‘000)	Nine months 2014	Nine months 2013	Three months 2014	Three months 2013
	$5,000	$22,000	$(1,000)	$4,000
Variance increase (decrease)	17,000		(5,000)

The Company continues to curtail every expenditure possible in uncertain times.

Lease Royalty Income (rounded to the nearest ‘000)	Nine months 2014	Nine months 2013	Three months 2014	Three months 2013
	$(20,000)	$-	$(20,000)	$-
Variance increase (decrease)	(20,000)		(20,000)

The Company entered into a lease agreement with a third party whereby Emgold earns lease royalty income in connection with the Buckskin Rawhide East Property. Refer to the information discussed above, earlier in the document for further details.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Unrealized (Gain) Loss on Warrant Liability (rounded to the nearest ‘000)	Nine months 2014	Nine months 2013	Three months 2014	Three months 2013
	$(2,000)	$(29,000)	$(2,000)	$1,000
Variance increase (decrease)	(31,000)		(3,000)

The unrealized (gain) loss on warrant liability is directly factored by the number of warrants outstanding. There were fewer warrants outstanding at the current period end than the comparative period, and as a result, the unrealized (gain) losses on warrant liability had been deceased.

Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited interim condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars

	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Three Months Ended	Sep-14	Jun-14	Mar-14	Dec-13	Sep-13	Jun-13	Mar-13	Dec-12
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
(Loss) income from continuing operations	(50,186)	(71,104)	(100,110)	(523,724)	(86,073)	(42,496)	(174,691)	522,705
(Loss) income for the period	(50,186)	(71,104)	(100,110)	(258,169)	106,216	(42,496)	(174,691)	522,705
Gain (loss) per share (Basic and diluted)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.01
Total assets	1,410,543	1,283,362	1,270,579	1,290,459	1,372,229	1,585,153	1,701,112	1,677,936
Working capital	(722,927)	(778,953)	(725,759)	(626,552)	(513,147)	(877,877)	(801,353)	(923,332)

The current quarter change has been discussed earlier in this document. During the three month period ended 30 September 2014 and June 2014, the decreased loss resulted from consulting fees, foreign exchange gain, and lease royalty income.

The variances between the three month periods of June and March 2014 are resulting from exploration expenditures, wages and salaries, professional fees and foreign currency exchange.

The variances between the three month periods of March and June 2013, June and September 2013, and September and December 2013 are primarily a result of adjustments impacting the warrant liability and timing of exploration expenses incurred.

The variance between the 31 December 2013 and 31 March 2014 periods is widely a result of a significant adjustment to the warrant liability as a result of the audit process. The expenses incurred in the nine month period ended 30 September 2014 are in line with the expectations of management.

Other factors contributing to the variances between quarters are affected by the Company’s activities and progress on permitting of the I-M Project and flow through work completed on the Company’s B.C. properties. These are discretionary costs, primarily related to the availability of finances, timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which have been delayed.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Exploration and Evaluation Expenditures

Exploration expenditures	Idaho- Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Administration	$-	$-	$-	$-	$-	$-	$-
Claim fees	-	27,826	3,147	5,427	-	-	36,400
Field transport	-	2,028	-	-	-	-	2,028
Geological	-	64,404	-	-	148	149	64,701
Year ended 31 December 2013	$-	$94,258	$3,147	$5,427	$148	$149	$103,129
Administration	$-	$-	$-	$-	$-	$-	$-
Assaying	-	-	-	-	-	591	591
Claim fees	-	400	7,559	5,787	-	-	13,746
General	8,882	-	-	-	-	-	8,882
Period ended 30 September 2014	$8,882	$400	$7,559	$5,787	$-	$591	$23,219

Property Acquisition Costs	Idaho- Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total

Balance at 01 January 2013	$747,219	$439,052	$10,029	$10,030	$208,719	$49,225	$1,464,274
Acquisitions	-	-	10,000	10,000	-	-	20,000
Dispositions	(256,711)	-	-	-	-	-	(256,711)
Balance at 31 December 2013	$490,508	$439,052	$20,029	$20,030	$208,719	$49,225	$1,227,563
Balance at 01 January 2014	$490,508	$439,052	$20,029	$20,030	$208,719	$49,225	$1,227,563
Acquisitions	-	110,000	10,000	10,000	-	-	130,000
Balance at 30 September 2014	$490,508	$549,052	$30,029	$30,030	$208,719	$49,225	$1,357,563

The Company’s current primary focus is to raise funds to advance its properties in Nevada that are adjacent to or near the operating Denton Rawhide Mine. The Company has consolidated its ownership in the Buckskin Rawhide East Property and subsequently leased the property to Rawhide Mining LLC, who operates the Denton Rawhide Mine. Emgold subsequently plans to conduct additional exploration on its Buckskin Rawhide West and Koegel Rawhide Properties, subject to securing funds to move forward with this exploration.

The Company’s current secondary focus continues to be raising funds to lease or acquire the surface properties and mineral rights associated with the I-M in California. Subject to securing funds, the Company would move forward with the permitting process.

The Company’s tertiary current focus is the continued exploration of its Stewart and Rozan Properties in British Columbia, also subject to securing fund to move forward with this exploration.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares and warrants pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares. In addition, the Company endeavors to minimize dilution to existing shareholders. There is no assurance that the Company will be successful with any financing ventures. Please refer to the “Risks” section of this document.

At 30 September 2014, the Company had a working capital deficiency of $722,927, compared with a working capital deficiency of $626,552 at 31 December 2013.

Cash used in operating activities during the period ended 30 September 2014 totaled $(139,688) (30 September 2013 – $(727,010)).

Cash used in investing activities during the period ended 30 September 2014 totaled $(103,954) (30 September 2013 – cash raised $471,240).

Cash raised in financing activities during period ended 30 September 2014 totaled $231,045 (30 September 2013 – 283,944).

Investing Activities

As at 30 September 2014, Emgold has capitalized $1,357,563 (31 December 2013 - $1,227,563) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to continue to raise equity capital for future operations. If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

As at 30 September 2014, the Company had 77,823,462 common shares issued and outstanding. The fully diluted share capital of 96,275,130 assumes the conversion of 686,349 warrants and 6,966,665 options.

Financing Activities

Further financing will continue to be required to advance the I-M Project, for exploration of Emgold’s other properties, and for general and administrative costs, in order to complete the permitting process. Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1. The Company currently has no carrying value for Golden Bear and all costs were written off in fiscal 2008.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Going Concern

These audited consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future. If the going concern assumption were not appropriate for these audited consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

External permitting activities with the City of Grass Valley related to the I-M Project in California remain on hold pending financing activities by the Company and pending extension of the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Project. As announced in 26 October 2011, 07 September 2012, and 01 February 2013 press releases, the preparation of the Environmental Impact Report (EIR) remains temporarily on hold while the Company waits for improved equity market conditions to raise the funds necessary to complete the process. On 10 September 2012, the City of Grass Valley notified the Company that their 2011 Revised Permit Applications were “deemed withdrawn” and the applications will need to be resubmitted when the Company has the funds in place and is ready to move forward. On 01 February 2013, subsequent to year end 2012, a Lease Option to Purchase Agreement for the BET properties expired. The Company is seeking to extend this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

Since 2009, Emgold management has taken many steps to reduce corporate and project costs. Currently, executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry and financial institutions that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing. The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California. The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

Plans for 2014 and On-going

The Company plans to raise funds to continue advancing the I-M Project, depending on market conditions and other factors. Should funding not be available, the Company may elect to drop the I-M Project and focus on other properties the Company has in its portfolio.

A Lease Option to Purchase Agreement for the BET properties expired on 01 February 2013. The Company is seeking to extend this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

The Company believes the Buckskin Rawhide East Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization. RMC commenced exploration activities on the Buckskin Rawhide East Property in 2013 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Denton-Rawhide Mine.

The Company plans to conduct exploration activities (chip sampling, soil sampling, and geologic mapping) on the Buckskin Rawhide West Property that are not part of the RMC agreement, subject to financing.

The Company believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization. A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization. A number of targets have been identified for continuing exploration, subject to financing.

Related Party Transactions and Balances

The Company’s related parties consist of directors, executive officers and companies owned by directors and / or executive officers as follows:

Related parties	Nature of transactions
David Watkinson, CEO	Management fees & share-based awards
A company owned or controlled by Grant T. Smith, CFO	Professional fees
A company of which a Director, Kenneth Yurichuck, is a director	Management fees & share-based awards
Stephen Wilkinson, Former Director	Share-based awards
Andrew MacRitchie, Director	Share-based awards
William Witte, Director	Share-based awards

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Fiscal Period(i)	Remuneration or fees(ii)		Share-based awards
CEO and President – management fees	2014 2013	$ $	69,375 138,750	- -
A Company of which the CFO is a director (iii) - management fees	2014 2013	$ $	24,670 28,560	- -
A Company of which the CFO is a director (iii) - accounting	2014 2013	$ $	9,738 14,444	- -

i)	For the nine month periods ended 30 September 2014 and 2013.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.

At 30 September 2014, fees of $600,854 (2013 – $500,247) payable to David Watkinson; fees of $44,278 (2013 – $18,210) payable to Clearline; fees of $27,286 (2013 – $27,286) payable to 759924 Ontario Ltd. All amounts were included in accounts payable or due to related parties.

During the prior year the Company recognized a bad debt expense due to the write-off of accounts receivable from a former director in the amount of $12,756.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Critical Judgment in Applying Accounting Policies

In the application of the Company’s accounting policies, which are described in note 4 of the annual audited consolidated financial statements for the year ended 31 December 2013, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Going concern assumption

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to note 1 of the audited consolidated financial statements for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Mineral Properties

The company owns land and surface rights, which are part of the Idaho-Maryland property, valued as part of exploration and evaluation assets on statement of financial position at $490,508. This land is adjacent to the property covered by the BET agreement that expired on 01 February 2013. The BET Agreement, signed in 2002, originally had a five year term and has been extended three times. The Company is currently seeking the BET Trust to extend and/or negotiate a new agreement associated with the Project (refer to the audited consolidated financial statements, note 10) The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease. If the lease is not extended the land will still have real estate value and can be disposed of as a non-mining real estate transaction.

Key Sources of Estimation Uncertainty

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the period ended 30 September 2012 and the year ended 31 December 2013.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of the Company’s 31 December 2013 annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and derivative liability.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are its receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at 31 December 2013 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described below, in normal circumstances. Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations. At 30 September 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents:

At 30 September 2014 the Company held currency totaling the following:

Rounded (‘000’s)	30 September 2014	31 December 2013
Canadian dollars	$6,000	11,000
United States dollars	$20,000	27,000

Based on the above net exposures at 30 September 2014, and assuming that all other variables remain constant a 5% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $300 the Company’s loss from operations.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Management of Capital

The Company defines capital as its shareholders' equity. The Company’s objective in managing capital is to maintain adequate levels of funding to support the activities of the Company, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including its exploration properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Disclosure Controls and Internal Controls Over Financial Reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with International Financial Reporting Standards. Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner. There has been no significant change in disclosure controls or in internal controls over financial reporting during the year ended 31 December 2013 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of 30 September 2014. Based on that assessment, management concluded that, as at 30 September 2014, the Company’s internal control over financial reporting has effectively provided reasonable assurance regarding the reliability of financial reporting and the preparation of audited consolidated financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the period ended 30 September 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Disclosure for Venture Issuers without Significant Revenue

Consistent with other companies in the mineral exploration industry, Emgold has no source of operating revenue. The Company’s 30 September 2014 Condensed Interim Consolidated Financial Statements provide a breakdown of the general and administrative expenses for the period under review and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties.

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Emgold Mining Corporation
US Funds Unaudited

Management Discussion and Analysis

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers through its website and SEDAR without the use of an investor relations firm.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital or renegotiate the BET agreement, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted

On behalf of the Board of Directors,

“David Watkinson”

David Watkinson
President & CEO

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